Exhibit 99.5

EXECUTION VERSION

AMENDMENT NUMBER ONE TO LOAN AND SECURITY AGREEMENT

This AMENDMENT NUMBER ONE TO LOAN AND SECURITY AGREEMENT (this “Amendment”) is entered into as of February 27, 2018 by and among ROSETTA GENOMICS INC., a Delaware corporation (the “Borrower”), ROSETTA GENOMICS LTD., a company incorporated under the Laws of the State of Israel (“Rosetta”), MINUET DIAGNOSTICS, INC., a Delaware corporation (“Minuet”), and CYNOGEN INC., a Delaware corporation (“Cynogen”, together with Rosetta and Minuet, each a “Guarantor” and collectively, jointly and severally the “Guarantors”; and together with Borrower, each a “Credit Party” and collectively, jointly and severally, the “Credit Parties”), and GENOPTIX, INC., as Lender (in such capacity, together with its successors and assigns, if any, in such capacity, “Lender”).

WITNESSETH

WHEREAS, the Credit Parties and Lender are parties to that certain Loan and Security Agreement, dated as of December 14, 2017 (as amended, restated, supplemented or otherwise modified from time to time, the “Loan Agreement”);

WHEREAS, Borrower has requested that Lender agree to make certain modifications to the Loan Agreement; and

WHEREAS, subject to the terms and conditions set forth herein, the Lender is willing to accommodate Borrower’s request.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in consideration of the mutual promises herein made, Lender, Borrower, and the Guarantors, intending to be legally bound, agree as follows:

1.           Defined Terms. Unless otherwise defined herein, all initially capitalized terms used but not otherwise defined herein have the meanings given to them in the Loan Agreement.

2.           Amendments to the Loan Agreement. Subject to satisfaction of the conditions precedent set forth in Section 4 hereof, the Loan Agreement is hereby amended and modified as follows:

(a)          The first recital of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

“WHEREAS, pursuant to (a) that certain Agreement and Plan of Merger, dated as of February 27, 2018 (the “Merger Agreement”), made by and between Genoptix, Inc. (in such capacity, “Parent”), Stone Merger Sub Ltd., a company incorporated under the laws of the State of Israel (“Merger Sub”), and a wholly owned subsidiary of Parent, and Rosetta, Merger Sub will be merged with and into Rosetta, with Rosetta continuing as the surviving entity, and as a wholly owned subsidiary of Parent, pursuant to the terms and conditions set forth therein (the “Proposed Merger”), and (b) that certain Stock Purchase Agreement, dated as of February 27, 2018 (the “Stock Purchase Agreement”), made by and between Genoptix, Inc., as buyer, and Rosetta Genomics Inc., as seller, Genoptix, Inc. will purchase from Rosetta Genomics Inc. all of the issued and outstanding shares of common stock of Minuet, which in turn owns all of the issued and outstanding shares of common stock of Cynogen; and”

(b)          Section 1(a)(i) of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

“Subject to the terms and conditions of this Agreement, Lender made term loans to Borrower (each, a “Loan” and collectively, “Loans”) during the period from the date of this Agreement up to but not including February 23, 2018. It is understood and agreed by the parties hereto that Lender shall have no further obligation to make any additional loans under this Agreement from and after February 23, 2018.”

(c)          Section 1(b) of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

“The parties hereto agree that no further Loans will be requested or made under this Agreement from and after February 23, 2018. “Business Day” means any day that is not a Saturday, Sunday, or other day on which banks are authorized or required to close in the States of California or New York.”

(d)          The second sentence of Section 1(c)(i) of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

“As used herein “Maturity Date” means the first to occur of (t) in the event that the Company Shareholder Approval (as defined in the Merger Agreement) has not been obtained on or prior to April 6, 2018, then April 9, 2018, (u) the date on which the Merger (as defined in the Merger Agreement) is consummated in accordance with the terms of the Merger Agreement, (v) the date on which the Loans are accelerated pursuant to Section 9, (w) the date that is three (3) days after the date that the Merger Agreement is terminated pursuant to Section 6.1 of the Merger Agreement, (x) May 11, 2018, (y) the date on which any Credit Party breaches Section 4.4 of the Merger Agreement, or (z) the date on which any Triggering Event (as defined in the Merger Agreement) occurs.”

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(e)          Section 4(a) of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

“Each Guarantor, jointly and severally, hereby absolutely and unconditionally guarantees to Lender and its successors and assigns the full and prompt payment (whether at stated maturity, by acceleration or otherwise) and performance of, all of the Guarantied Obligations (as defined below). Each Guarantor agrees that its guaranty obligation hereunder is a continuing guaranty of payment and performance and not of collection, that its obligations under this Section 4 shall not be discharged until payment and performance, in full, of the Obligations under (a) this Agreement, the Notes, or any other document or instrument delivered or executed in connection with or pursuant to this Agreement (collectively, the “Transaction Documents”) and (b) Section 6.3(a) of the Merger Agreement, the Expense Reimbursement Waiver Agreement dated as of February 27, 2018, by and between Lender and Rosetta (the “Expense Reimbursement Agreement”), and any reimbursement promissory notes issued under either of the foregoing (such notes, together with Section 6.3(a) of the Merger Agreement and the Expense Reimbursement Agreement, the “Reimbursement Agreements”), in each case under clauses (a) and (b), has occurred and all commitments (if any) to lend hereunder have been terminated, and that its obligations under this Section 4 shall be primary, absolute and unconditional, irrespective of, and unaffected by: (i) the genuineness, validity, regularity, enforceability or any future amendment of, or change in, this Agreement, any other Transaction Document, Reimbursement Agreements, or any other agreement, document or instrument to which any Credit Party is or may become a party; (ii) the absence of any action to enforce this Agreement (including this Section 4) or any other Transaction Document, or a Reimbursement Agreement or the waiver or consent by Lender with respect to any of the provisions thereof; (iii) the bankruptcy or insolvency of any Credit Party or any affiliate or subsidiary of a Credit Party (including if a bankruptcy or insolvency proceeding is filed by or against any Credit Party or any subsidiary or affiliate of any Credit Party); (iv) any change in the time, manner or place of payment of, or in any other term in respect of, all or any of the Obligations, or any other amendment or waiver of or any consent to departure from any Transaction Document or a Reimbursement Agreement, including, without limitation, any increase in the Obligations resulting from the extension of additional financial accommodations to any Credit Party or otherwise; (v) any taking, exchange, release or non-perfection of any Collateral, or any taking, release or amendment or waiver of or consent to departure from any other guaranty, for all or any of the Obligations; (vi) the existence of any claim, set-off, defense or other right that such Guarantor may have against any person or entity, including, without limitation, Lender; (vii) any change, restructuring or termination of the corporate, limited liability company or partnership structure or existence of any Credit Party; or (viii) any other action or circumstances that might otherwise constitute a legal or equitable discharge or defense of a surety or guarantor. As used in this Agreement “Obligations” means (a) all Loans, debts, principal, interest (including any interest that accrues after the commencement of an insolvency proceeding, regardless of whether allowed or allowable in whole or in part as a claim in any such insolvency proceeding), premiums, liabilities, obligations (including reimbursement and indemnification obligations), fees, costs and expenses (including any expenses that accrue after the commencement of an insolvency proceeding, regardless of whether allowed or allowable in whole or in part as a claim in any such insolvency proceeding), guaranties, and all covenants and duties of any other kind and description owing by any Credit Party arising out of, under, pursuant to, in connection with, or evidenced by this Agreement or any of the other Transaction Documents or the Reimbursement Agreements and irrespective of whether for the payment of money, whether direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising, and including all interest not paid when due and all other expenses or other amounts that any Credit Party is required to pay or reimburse by the Transaction Documents or the Reimbursement Agreements or by law or otherwise in connection with the Transaction Documents or the Reimbursement Agreements and (b) all liabilities, obligations (including reimbursement and indemnification obligations and including the Expense Reimbursement (as defined in the Merger Agreement) and the Original Expense Reimbursement (as defined in the Expense Reimbursement Agreement)), debts, principal, interest (including any interest that accrues after the commencement of an insolvency proceeding, regardless of whether allowed or allowable in whole or in part as a claim in any such insolvency proceeding), premiums, fees, costs and expenses (including any expenses that accrue after the commencement of an insolvency proceeding, regardless of whether allowed or allowable in whole or in part as a claim in any such insolvency proceeding), guaranties, and the payment and performance of all covenants and duties of any other kind and description owing by Rosetta arising out of, under, pursuant to, in connection with, or evidenced by the Reimbursement Agreements, this Agreement, or any of the other Transaction Documents and irrespective of whether for the payment of money, whether direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising, and including all interest not paid when due and all other expenses or other amounts that any Credit Party is required to pay or reimburse by the Transaction Documents or the Reimbursement Agreements or by law or otherwise in connection with the Transaction Documents or the Reimbursement Agreements. As used herein “Guarantied Obligations” means (a) all of the Obligations of Borrower now or hereafter existing, and any and all expenses (including reasonable counsel fees and expenses) incurred by Lender in enforcing any rights under this Agreement or any of the other Transaction Documents or the Reimbursement Agreements and (b) all of the obligations (including the Obligations) of Rosetta now or hereafter existing, and any and all expenses (including reasonable counsel fees and expenses) incurred by Lender in enforcing any rights under this Agreement, any of the other Transaction Documents, or the Reimbursement Agreements. Without limiting the generality of the foregoing, Guarantied Obligations shall include (i) all amounts that constitute part of the Guarantied Obligations and would be owed by Borrower to Lender but for the fact that they are unenforceable or not allowable, including due to the existence of a bankruptcy, reorganization, other insolvency proceeding or similar proceeding involving Borrower or any Guarantor and (ii) the payment and performance of all obligations, liabilities, covenants, and duties of Rosetta and of all amounts that constitute part of the Guarantied Obligations and that would be owed by Rosetta to Lender but for the fact that they are unenforceable or not allowable, including due to the existence of a bankruptcy, reorganization, other insolvency proceeding or similar proceeding involving Borrower or any Guarantor.”

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(f)          Clause (b) of Section 8 of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

“(b)          (i) the failure to make when due any payment described in this Agreement, the Notes, or the Reimbursement Agreements, whether by acceleration or otherwise, or (ii) to perform any other obligations under the Reimbursement Agreements;”

3.           Joinder of Rosetta Genomics Inc. as Guarantor. By its execution of this Amendment, Rosetta Genomics Inc. (“New Guarantor”) hereby agrees that from and after the date of this Amendment (a) it shall be a party to the Loan Agreement as a “Guarantor” and shall be bound by all of the terms, conditions, covenants, agreements and obligations set forth in the Loan Agreement applicable to Guarantors, including without limitation Section 4 thereto, and (b) it shall jointly and severally, absolutely and unconditionally guarantee to Lender and its successors and assigns the full and prompt payment (whether at stated maturity, by acceleration or otherwise) and performance of, all of the Guarantied Obligations. New Guarantor hereby agrees that each reference to a “Guarantor” or to the “Guarantors” in the Loan Agreement and the other Transaction Documents shall include New Guarantor.

4.           Conditions Precedent to Amendment. The satisfaction of each of the following shall constitute conditions precedent to the effectiveness of each of the amendments and modifications set forth in Section 2 above (the first date such conditions precedent are satisfied, the “First Amendment Effective Date”):

(a)          Lender shall have received this Amendment, duly executed and delivered by the Credit Parties, and the same shall be in full force and effect.

(b)          Lender shall have received a merger agreement, in form satisfactory to Lender, duly executed and delivered by the parties thereto, in substantially the form attached hereto as Exhibit A.

(c)          Lender shall have received an expense reimbursement waiver agreement, in form satisfactory to Lender, duly executed and delivered by the parties thereto, in substantially the form attached hereto as Exhibit B.

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(d)          Lender shall have received a stock purchase agreement, in form satisfactory to Lender, duly executed and delivered by the parties thereto, in substantially the form attached hereto as Exhibit C.

(e)          The representations and warranties in the Loan Agreement shall be true, accurate, and complete in all material respects (without giving effect to any materiality qualifier therein) as of the date hereof; provided that those representations and warranties expressly referring to a specific date shall be true, accurate, and complete in all material respects (without giving effect to any materiality qualifier therein) as of such date.

(f)          No Event of Default, or, other than a breach of Section 6(f) of the Loan Agreement which does not yet constitute an Event of Default, any event, condition, or default that, with the giving of notice, the passage of time, or both, would be an Event of Default, shall have occurred and be continuing as of the date hereof, nor shall result from consummation of the transactions contemplated in this Amendment.

5.           GOVERNING LAW AND JURISDICTION. THIS AMENDMENT SHALL BE SUBJECT TO THE PROVISIONS REGARDING CHOICE OF LAW AND VENUE, JURY TRIAL WAIVER, AND JUDICIAL REFERENCE SET FORTH IN SECTION 11 OF THE LOAN AGREEMENT, AND SUCH PROVISIONS ARE INCORPORATED HEREIN BY THIS REFERENCE, MUTATIS MUTANDIS.

6.           Counterparts; Facsimile Signature. This Amendment may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute but one and the same instrument. This Amendment will become effective when duly executed and delivered by each party hereto. Counterpart signature pages to this Amendment may be delivered by facsimile or electronic delivery (i.e., by email of a PDF signature page) and each such counterpart signature page will constitute an original for all purposes.

7.           Effect on Transaction Documents.

(a)          Upon and after the First Amendment Effective Date, each reference in the Loan Agreement to “this Agreement”, “hereunder”, “herein”, “hereof” or words of like import referring to the Loan Agreement, and each reference in the other Transaction Documents to “the Loan Agreement”, “thereunder”, “therein”, “thereof” or words of like import referring to the Loan Agreement, shall mean and be a reference to the Loan Agreement as modified hereby.

(b)          To the extent that any of the terms and conditions in any of the Transaction Documents shall contradict or be in conflict with any of the terms or conditions of the Loan Agreement, after giving effect to this Amendment, such terms and conditions are hereby deemed modified or amended accordingly to reflect the terms and conditions of the Loan Agreement as modified hereby.

(c)          This Amendment is a Transaction Document.

8.           Integration. This Amendment and the other Transaction Documents contain the entire agreement among Credit Parties and Lender regarding the Loans and supersede all prior written and oral agreements or statements by and among the parties or any of them.

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9.          Reaffirmation of Obligations. The Loan Agreement, as modified hereby, and each of the other Transaction Documents, as modified as of the date hereof, shall be and remain in full force and effect in accordance with their respective terms and hereby are ratified and confirmed in all respects. Except for the amendments and modifications expressly set forth herein, the Loan Agreement and the other Transaction Documents shall remain unchanged and in full force and effect. Each Credit Party hereby reaffirms its obligations under each Transaction Document to which it is a party. Each Credit Party hereby further ratifies and reaffirms the validity and enforceability of all of the liens and security interests heretofore granted, pursuant to and in connection with the Loan Agreement or any other Transaction Document to Lender, as collateral security for the obligations under the Transaction Documents in accordance with their respective terms, and acknowledges that all of such liens and security interests, and all collateral heretofore pledged as security for such obligations, continue to be and remain collateral for such obligations from and after the date hereof. Without derogating from the generality of the aforementioned, each Credit Party confirms that, if and when applicable, it will be prevented from objecting to any proceeding, claim or action taken by the Lender in connection with the realization of the liens and security interests granted pursuant to and in connection with the Loan Agreement or any other Transaction Document and hereby acknowledges that the Lender’s agreement to amend the terms of the Loan Agreement, specifically in connection with the amendment of the term “Maturity Date” as set forth herein, was made inter alia in reliance on such confirmation.

10.         Severability. Any term or provision of this Amendment that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. In the event that any provision hereof would, under applicable law, be invalid or unenforceable in any respect, each party hereto intends that such provision will be construed by modifying or limiting it so as to be enforceable to the maximum extent compatible with, and possible under, applicable law.

11.         Release. In consideration of the agreements of Lender contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Borrower and each other Credit Party voluntarily, knowingly, unconditionally and irrevocably, with specific and express intent, for and on behalf of itself and all of its respective parents, subsidiaries, affiliates, members, managers, predecessors, successors, and assigns, and each of its respective current and former directors, officers, shareholders, agents, and employees, and each of its respective predecessors, successors, heirs, and assigns (individually and collectively, the “Releasing Parties”) does hereby fully and completely release, acquit and forever discharge each of Lender and its respective parents, subsidiaries, affiliates, members, managers, shareholders, directors, officers and employees, and its respective predecessors, successors, heirs, and assigns (individually and collectively, the “Released Parties”), of and from any and all actions, causes of action, suits, debts, disputes, damages, claims, obligations, liabilities, costs, expenses and demands of any kind whatsoever, at law or in equity, whether matured or unmatured, liquidated or unliquidated, vested or contingent, choate or inchoate, known or unknown that the Releasing Parties (or any of them) has against the Released Parties or any of them (whether directly or indirectly), based in whole or in part on facts, whether or not now known, existing on or before the date hereof, that relate to, arise out of or otherwise are in connection with: (i) any or all of the Transaction Documents or transactions contemplated thereby or any actions or omissions in connection therewith or (ii) any aspect of the dealings or relationships between or among any Credit Party, on the one hand, and any or all of the Released Parties, on the other hand, relating to any or all of the documents, transactions, actions or omissions referenced in clause (i) hereof, in each case, based in whole or in part on facts, whether or not now known, existing before the First Amendment Effective Date. Each Credit Party acknowledges that the foregoing release is a material inducement to Lender’s decision to enter into this Amendment and agree to the modifications contemplated hereunder, and has been relied upon by Lender in connection therewith.

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12.         Acknowledgement of Lender’s Ability to Release Guarantors. Each Credit Party hereby acknowledges that at any time and from time to time, the Lender may, in its sole discretion, release, in whole or in part, any Credit Party from their obligations under the Loan Agreement and the other Transaction Documents. Each Credit Party agrees that its obligations under the Loan Agreement and the other Transaction Documents shall be unaffected and remain in full force and effect after any such release, and each Credit Party hereby assents to, and waives notice of any such release of a Credit Party by Lender.

[Signature Pages Follow.]

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IN WITNESS WHEREOF, the parties hereto have executed or caused to be executed this Amendment with full power and authority to do so effective as of the date first written above.

BORROWER AND GUARANTOR:	rosetta genomics INC.

	By:	/s/ Kenneth A. Berlin
Name: Kenneth A. Berlin
Title: Chief Executive Officer and President

[Signature Page to Amendment Number One to Loan and Security Agreement]

GUARANTORS:	ROSETTA GENOMICS LTD.

	By:	/s/ Kenneth A. Berlin
Name: Kenneth A. Berlin
Title: Chief Executive Officer and President

MINUET DIAGNOSTICS, INC.

	By:	/s/ Kenneth A. Berlin
Name: Kenneth A. Berlin
Title: Chief Executive Officer and President

CYNOGEN INC.

	By:	/s/ Kenneth A. Berlin
Name: Kenneth A. Berlin
Title: Chief Executive Officer and President

[Signature Page to Amendment Number One to Loan and Security Agreement]

LENDER:	GENOPTIX, INC.

	By:	/s/ Mark E. Spring
Name: Mark E. Spring
Title: Chief Financial Officer, Secretary and Treasurer

[Signature Page to Amendment Number One to Loan and Security Agreement]

EXHIBIT A

Form of Merger Agreement

[To be attached]

[Exhibit A to Amendment Number One to Loan and Security Agreement]

EXHIBIT B

Form of Expense Reimbursement Waiver Agreement

[To be attached]

[Exhibit B to Amendment Number One to Loan and Security Agreement]

EXHIBIT C

Form of Stock Purchase Agreement

[To be attached]

[Exhibit C to Amendment Number One to Loan and Security Agreement]